October 2, 2012

VIA EDGAR TRANSMISSION

Howie Hallock
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: WY Funds, File Nos. 333-120624 and 811-21675

Dear Mr. Hallock:

On September 14, 2012, WY Funds (the "Registrant"), on behalf of its sole series, The Core Fund (the "Fund"), filed a Preliminary Proxy Statement under Section 14(a) of the Securities Exchange Act of 1934.  In telephone conversations on September 21, 2012 and September 24, 2012, you provided comments to the Preliminary Proxy Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Proposal I

Background

Comment 1.  The restructuring is not described in any detail.  Please provide a brief description of the restructuring consistent with Item 22(c)(6) of Schedule 14A, or explain why that item does not apply.

Response.  The referenced item requires a disclosure of any material interests of a director of a fund in any material proposed transaction to which the investment adviser of the Fund, or any parent or subsidiary of the investment adviser, is to be a party.  In this case, the transaction is between Mr. York and the investment adviser of the Fund, WY Capital.  Mr. York is not a trustee (director) of the Trust, and therefore no disclosure is required.  Nevertheless, as we discussed, the Registrant has added disclosure in the “Background” section of Proposal I to indicate that WY Capital is acquiring all of Mr. York’s ownership interests in exchange for a cash payment (financed by an SBA loan) and a promissory note.

Evaluation by the Board of Trustees

Comment 2.  You indicated that it is not clear whether Mr. Wertz is capable of managing the portfolio on his own.

Response.  The third paragraph of the “Evaluation by the Board of Trustees” section includes the following disclosure:

“WY Capital pointed out that Mr. Wertz and Mr. York were co-portfolio managers of the Fund and represented that each was capable of managing the Fund without the other.  The representatives also noted that Mr. Wertz had managed the Fund without Mr. York in the past when Mr. York had been out of the country for a year….”

Comment 3.  Please add disclosure explaining why WY Capital would have more financial resources available to meet its obligations to the Fund after the transaction.

Response.  The following disclosure has been added as an explanation in the third paragraph of the “Evaluation by the Board of Trustees” section:

“The representatives pointed out that the transaction would free up resources, as the draws and other compensation that would no longer be payable to Mr. York are in excess of the estimated amounts of debt service payable by WY Capital to finance the transaction.”

Comment 4.  In the fifth paragraph of the section, please explain the reference to the Morgan Stanley litigation.

Response.  As we discussed, the Registrant has deleted the reference to the expenses of the Morgan Stanley litigation, as the consideration of those expenses was not material to the board’s decision (the expense ratio of the Fund, after fee waiver and payment of Fund expenses (including the Morgan Stanley expenses), was comparable to the average expense ratio for the Short-Term Government Bond peer group).

Comment 5.  In the sixth paragraph of the section, please clarify that WY Capital is obligated to maintain expenses at current levels through April 30, 2013, regardless of whether the transaction is approved by shareholders.

Response.  The Registrant has amended the disclosure as requested.

If you have any questions, please call the undersigned at (513) 352-6546.

Best regards.

Very truly yours,

THOMPSON HINE LLP

Donald S. Mendelsohn